goodMatch Inc. (dba Grapevine)

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	8,061.44
Total Income	**$8,061.44**
GROSS PROFIT	**$8,061.44**
Expenses	
Bank Charges & Fees	107.25
Design Fees	825.00
Digital Services	16,617.53
Legal & Professional Services	1,640.87
Meals & Entertainment	1,984.16
Memberships and Dues	124.00
Office Supplies	84.33
Postage	320.10
Subcontractor	9,897.50
Taxes & Licenses	645.69
Taxes - State of New York	25.00
Technology Development	13,800.00
Transportation	201.90
Travel	2,241.48
Total Expenses	**$48,514.81**
NET OPERATING INCOME	**$ -40,453.37**
NET INCOME	**$ -40,453.37**